UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Form 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:  001-33713

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:  December 31, 2011

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Beacon Federal Bancorp, Inc.
Former Name if Applicable:  N/A
Address of Principal Executive Offices (Street and Number): 6611 Manlius Center Road
City, State and Zip Code:  East Syracuse, NY 13057

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof , will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Beacon Federal Bancorp, Inc. (the “Company”), the holding company for Beacon Federal, was unable to timely file with the Securities and Exchange Commission its Annual Report on Form 10-K for the year ended December 31, 2011 without unreasonable effort and expense because the Company has not completed the preparation of its audited consolidated financial statements for that period.  In particular, the Company needs additional time to consider the results of its recently completed regulatory exam conducted by the Office of the Comptroller of the Currency. In addition, the Company’s external audit firm needs more time to complete a loan review in conjunction with the completion of its audit.  The Company is working with its external audit firm to complete the preparation of its audited consolidated financial statements as soon as practicable and will use its best efforts to file its Form 10-K by March 30, 2012.  However, the Company can give no assurances that it will be able to meet such deadline.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Darren Crossett	(315)	433-0111
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
☒ Yes	☐ No

(3)  Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes	☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s financial statements are still under review and results of operations can not be reasonably estimated at this time.

Beacon Federal Bancorp, Inc.
(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2012	By: /s/ Darren T. Crossett
Darren T. Crossett
Senior Vice President